Mail Stop 4561

June 6, 2006

Timothy G. Conley
Senior Vice President of Finance
    and Chief Financial Officer
Tumbleweed Communications Corp.
700 Saginaw Drive
Redwood City, California 94063

      Re: Tumbleweed Communications Corp.
             Form 10-K for Fiscal Year Ended December 31, 2005
             File No. 000-26223

Dear Mr. Conley:

      We have reviewed the above referenced filing and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2005

Notes to Consolidated Financial Statements

(2) Summary of Significant Accounting Policies

Revenue Recognition, page 47

1.   Your disclosure should clearly indicate the method of recognition for each source of revenue. Refer to Question 1 of SAB Topic 13B. In this regard, tell us what consideration was given to disclosing your method, including the timing, of recognizing revenue associated with licenses, subscription-based licenses,

transaction-based licenses, support and maintenance, and training. In addition, we note certain relevant disclosures regarding your revenue recognition methods in your Form 10-K for the period ended December 31, 2002 that appear to be omitted from the most recent Form 10-K for the period ended December 31, 2005. In your response, please also address why this information was deemed to be no longer appropriate.

2. Tell us how you recognize revenue sold through indirect channels such as resellers. Specifically identify all criteria considered in determining when to recognize revenue, and explain how you determine when the identified criteria have been met. See paragraphs 26 and 30 of SOP 97-2. Indicate whether you offer these third parties incentives or price protections. Tell us when you are notified that an actual sale has occurred. If you are involved with thinly capitalized channel or distribution partners, tell us how you determine collectibility. Explain whether you examine the end-user's credit worthiness or that of the distributors. Also tell us what consideration was given to disclosing your policy related to revenue generated through third-party resellers, considering your expectation of expanding sales through these distribution channels as disclosed on page 25 of your filing.

3. You indicate that you typically grant customers a 60-day warranty during which services are provided that are consistent with those performed under support and maintenance agreements. For arrangements that include support and maintenance, tell us when the support and maintenance contractual term commences and when you begin to recognize revenue associated with support and maintenance. Also tell us what consideration was given to including this information in your revenue recognition policy disclosure. Refer to paragraph 56 of SOP 97-2.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Melissa Walsh at 202-551-3224 or me at 202-551-3488 if you have questions regarding the above comments.

Sincerely,

Stephen Krikorian
Accounting Branch Chief